BALIUS CORP.

38 Sea View Park

Cliffoney, Co. Sligo, Ireland

Tel. 353851997078

Email: Baliuscorp@yahoo.com

May 3, 2013

Ms. Sonia Bednarowski,

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Balius Corp.

Amendment No. 3 to Registration Statement on Form S-1

Filed April 12, 2013

File No. 333-186330

Dear Ms. Bednarowski:

Balius Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 4 to the registration statement on Form S-1 (the "Amended Registration Statement") in response to the Commission's additional comments, dated April 16, 2013 (the "Comment Letter"), with reference to the Company's amendment number 3 to registration statement on Form S-1 filed with the Commission on April 12, 2013.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

Prospectus Summary, page 5

Balius Corp., page 5

1. We note your revised disclosure on page 5 regarding the arrangements with several horse dealers. Please revise to briefly describe the arrangements you have with these horse dealers, including the price of the horse as advertised by the dealers, whether the price is negotiable, and the commission, if any, that a dealer will receive if it sells the horse.

Our response: We have revised to briefly describe the arrangements we have with these horse dealers.

We offered our horse for $10,000 to these dealers. Our price if fixed. The dealers will not receive any commission from us if they sell the horse. They added their interest on top of our price which is unknown to us and offered the horse to their clients.

Summary Financial Information, page 6

2. Please revise to ensure that the total assets presented as of March 31, 2013 correspond to the amount presented in your financial statements on page 39.

Our response: We have revised the total assets presented as of March 31, 2013 in the Summary Financial Information on page 6.

Unaudited financial Statements for the period ended March 31, 2013

Notes, page 42

3. Please note that your interim financial statements must include all adjustments that, in the opinion of management, are necessary to make the financial statements not misleading and an affirmative statement to this affect must be included in your disclosures. If true, please revise to add this disclosure. Reference is made to Regulation S-X, Rule 8-03, Instruction 2.

Our response: We have revised to include the following disclosure to Footnote 1 of the March 31, 2013 financials:

Basis of Presentation

The accompanying unaudited financial statements have been prepared in accordance with the instructions from Regulation S-X and do not include all of the information and disclosures required by generally accepted accounting principles for complete financial statements. All adjustments which are, in the opinion of management, necessary for a fair presentation of the results of operations for the interim period(s), and to make the financial statements not misleading, have been made and are of a recurring nature unless otherwise disclosed herein. The results of operations for such interim period(s) are not necessarily indicative of operations for a full year.

Please direct any further comments or questions you may have to the company at Baliuscorp@gmail.com

Thank you.

Sincerely,

/S/ Vitaliy Gladky

Vitaliy Gladky, President

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